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                             May 14, 2020

       George Lasezkay
       President and Chief Executive Officer
       Clearside Biomedical, Inc.
       900 North Point Parkway, Suite 200
       Alpharetta, Georgia 30005

                                                        Re: Clearside
Biomedical, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238128

       Dear Mr. Lasezkay:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed May 8, 2020

       Description of Capital Stock
       Choice of Forum, page 16

   1. We note that Article VII of your Amended and Restated Certificate of Incorporation identifies the Court of
Chancery of the State of Delaware as the sole and exclusive forum for certain litigation,
including any "derivative action." Please disclose whether this provision applies to
actions arising under the Securities Act or the Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. If the
 George Lasezkay
Clearside Biomedical, Inc.
May 14, 2020
Page 2
      provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
      Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Alan Campbell at (202) 551-4224 or Celeste Murphy at (202) 551-
3257 with any questions.



                                                            Sincerely,
FirstName LastNameGeorge Lasezkay
                                                            Division of
Corporation Finance
Comapany NameClearside Biomedical, Inc.
                                                            Office of Life
Sciences
May 14, 2020 Page 2
cc:       Brent B. Siler, Cooley LLP
FirstName LastName